News Release

07024768

ZURICH®

SUPPL

Zurich focuses its direct businesses in Europe, new management appointed

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

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media@zurich.com

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investor.relations@zurich.com

Zurich, June 22, 2007 – Zurich Financial Services Group (Zurich) announces the establishment of a new business unit for its direct business in Europe effective July 1, 2007. The new unit, called Direct Business, will be part of Zurich's Europe General Insurance (EGI) business division and will bring all existing personal and small commercial direct insurance operations in Europe under one management structure.*)

Zurich is a leading direct insurer in Europe with direct business capabilities in all Western European countries where it is active, with clear market leadership in Germany, Switzerland and Austria. This new structure allows it to serve customers with partners on a real European scale.

Theo Bouts (48, Dutch citizen) was appointed CEO of the new unit. As Chief Operating Officer for EGI since June 2005, he has driven the progression of Zurich's local direct insurance businesses in Europe towards a pan-European insurance platform. In his new role, he will concentrate on further strengthening this important distribution channel.

Annette Court, CEO EGI, said: "While we remain firmly committed to agent and broker channels, an increasing number of customers wish to buy insurance through the internet or a call center. The establishment of the new Direct Business Unit will ensure that we can capitalize on the exponential growth opportunities this fast growing distribution channel offers across Europe, and ensure that our customer can buy our products and services through whichever distribution channel they prefer."

dlw 6/27

ZURICH®

Claudia Dill (41, Swiss citizen), currently Chief Financial Officer (CFO) Europe, will succeed Theo Bouts as Chief Operating Officer effective July 1, 2007. Since joining Zurich in 1999, she held various Group positions at Zurich such as CFO of Group Reinsurance before becoming CFO Europe in 2003.

Stefan Mäder (44, Swiss citizen) will succeed Claudia Dill as CFO Europe also effective July 1, 2007. He has been serving as CFO for Zurich Switzerland since 2004. His successor at Zurich Switzerland will be announced shortly.

*) Changes related to the new structure are subject to applicable regulatory approvals.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 150 countries.

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